UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE APPROVED DISTRIBUTION OF PROFITS

Medellin, Colombia, March 17, 2014

At the annual General Shareholders’ Meeting held today, the shareholders of Bancolombia S.A. (“Bancolombia”) approved the proposed distribution of profits and declared a dividend equal to seven hundred and seventy-six Colombian pesos (COP$776) per share issued and outstanding, payable in quarterly installments of one hundred and ninety-four Colombian pesos (COP $194) on the first business day of each quarter (April 1, July 1, and October 1, 2014 and January 2, 2015).

This proposal took into account the 110 million non-voting preferred shares recently issued.

In addition, the General Shareholders’ Meeting increased Bancolombia’s legal reserve by COP 913,837,657,054.05, which will allow Bancolombia to enhance its capital structure in accordance with new regulatory requirements for credit institutions under Colombian law and respond to the growth of its business operations.

The ex-dividend dates are set forth in the table below:

Ex-dividend date	Payment date
March 26, 2014	April 1, 2014
June 24, 2014	July 1, 2014
September 25, 2014	October 1, 2014
December 24, 2014	January 2,2015

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 17, 2014	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance